

GREAT QUEST
METALS LTD.

82-03116

October 12, 2006

SUPPL


SEC MAIL PROCESSING
RECEIVED
160
WASH. D.C. SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549


06017931

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on October 12, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL





GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

October 12, 2006

Great Quest Announces Preliminary Inferred Mineral Resource on Djambaye 2 Gold Zone of 4,164,200 Grams or 133,882 Ounces of Gold

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the results of a preliminary mineral reserve estimate on the Company's Djambaye 2 gold zone, Kenieba concession, western Mali, West Africa. This estimate, made by the Company's consultant, Carl Verley (P. Geo.), provides an ***inferred mineral resource,*** per the CIM Definition Standards on Mineral Resources and Mineral Reserves 2004, to a depth of approximately 100 metres for the gold mineralized quartz veined rhyodacite and diorite dykes that constitute the northerly striking Djambaye 2 structure. The estimate focused primarily on the vein structures, and no estimate was made of lower grade bulk-mineable resources where there are parts of the vein system that may be amenable to this type of resource estimation.

The procedure for the inferred mineral resource estimate evaluated the data from 31, 2005 and 2006 diamond drill holes drilled in 2005 and 2006. Assay data from a total of 159 mineralized core samples were used in the estimate. The intercepts were plotted on a longitudinal section and 42 blocks around the mineralized intercepts were constructed. The estimated true thickness, which varied from 64 percent (in the case of holes drilled obliquely to the mineralized structures) to 90 percent (in the case of holes drilled perpendicular to the mineralized structures) of the drill intercept, of each mineralized interval was used to define a thickness for each block. The average thickness is 2.74 m. A volume was then estimated for each block based on the constructed area and estimated thickness. Specific gravity measurements of drill core samples from several mineralized intervals in both the rhyodacite and diorite were measured at Teck Cominco's laboratory in Vancouver. The average specific gravity for the 2 mineralized rock types was applied to the volume estimate in order to determine a tonnage for each block. Assay data from Abilab S.A.R.L. in Mali was examined and averages of regular run assays, check assays and metallic assays were made. Extremely high assays as in the case of one drill hole were cut back to 30 grams.

Below is a table showing a summary of the Inferred Mineral Resources of the Djambaye 2 gold zone:

Inferred Mineral Resource – Djambaye 2

Zone	Tonnage (tonnes)	Average Grade (gm/t)	Estimated Gold Content (grams)	Estimated Gold Content (ounces)
Djambaye 2 - Rhyodacite	773,436	4.65	3,596,672	115,636
Djambaye 2 - Diorite	155,351	3.65	567,528	18,246
Total	**928,787**	**4.48**	**4,164,200**	**133,882**

. . . /2

The inferred mineral resource estimate can be viewed only as preliminary in nature and provides a measure of the initial potential of the Djambaye 2 gold zone. Some of the blocks are very large and will require further drilling in order to place greater confidence in the resource figures. As with many vein systems the grades fluctuate greatly, requiring detailed close spaced drilling in order to determine the grade variability as well as trends of mineralized shoots. Assumptions used in making this estimate are: grade continuity exists within blocks; estimated thicknesses for blocks is maintained across each block; specific gravity of each type of mineralization does not vary significantly from that which was estimated for it. In addition it is assumed that the north-south strike and easterly dip of the mineralized structure is the main control for mineralization. East-west cross structures may play a role in mineralization and need further evaluation. No consideration has been given in this estimate to potential dilution by wall rock or recovery of gold in a mining situation.

This early resource estimate was commissioned by Company management in order to get an indication as to the potential of the Djambaye 2 gold zone. This zone at the current stage of exploration has many characteristics similar to Nevsun Resources' Tabakoto gold deposit on the adjacent concession to the north which includes gold in quartz veins associated with northerly striking diorite and rhyodacite dykes in Birimian metasediments. The Tabakoto mine started production in 2006, and the open pit is expected to be 200 m deep. Nevsun has indicated it intends to continue underground after the open pit has been completed. Nevsun has intersected the mineralized zone as deep as 600 m.

The Djambaye 2 gold zone has been traced for 3,131 m on the surface and is open to the south. The first stage of the next drill program will be to test the zone further to depth. The deepest intersection of the zone to date was 110 m. The second stage will be to continue to test the zone along strike beyond the 1,100 m length already drill tested. The Company plans on the third stage to test other zones and especially the Djambaye 1 gold zone where the Company intersected 7.90 m of 8.02 grams per tonne gold on KN 37-06. Carl Verley (P. Geo.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

The Company is now listed on the Frankfurt Stock Exchange and the trading symbol is GQM.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

Investor Relations:

12g3-2(b) Exemption #82-3116	Great Quest Metals Ltd.		Ascenta Capital Partners Inc.	
Standard & Poor's Listed	George Butterworth:	604-689-2882	Jamie Mathers:	604-684-4743, ext 36
Trading Symbol: GQ	Toll Free:	877-325-3838	Toll Free:	866-684-4209